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16003883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- 67376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1603
(No. and Street)

New York (City) N.Y. (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Purwin (914) 523-3894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor (Address) New York (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy J. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading L.P., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOE NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified In New York County
My Commission Expires August 20, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BIDS TRADING, L.P.

December 31, 2015

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BIDS Trading, L.P.

We have audited the accompanying statement of financial condition of BIDS Trading, L.P. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BIDS Trading, L.P. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 19, 2016

BIDS TRADING, L.P.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash	$	30,498,216
Accounts receivable		5,750,129
Deposit with clearing broker		251,624
Other assets		769,648
Deferred tax asset		202,481
Total assets	$	37,472,098
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable		163,062
Due to affiliate		651,159
Due to Parent		775,063
Accrued employee compensation and benefits		4,008,752
Other liabilities and accrued expenses		633,728
Total liabilities		6,231,764
PARTNERS' CAPITAL		
General partner		1
Limited partner		31,240,333
Total partners' capital		31,240,334
Total liabilities and partners' capital	$	37,472,098

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

BIDS Trading, L.P. (the "Company") was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners"), NYSE Euronext Inc. and Bloomberg L.P. The Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS"), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a partnership, the Company is not subject to U.S. federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City unincorporated business tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, "Income Taxes". Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

For the year ended December 31, 2015, the Company had no uncertain tax positions and, therefore, no reserves for such positions have been included in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2012, New York State - 2012, New York City - 2012.

3. VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, including the accounts receivable, accrued expenses and compensation and accounts payable, approximates the carrying value due to their short term nature.

4. ACCOUNTS RECEIVABLE

The accounts receivable balance at December 31, 2015 was $5,750,129. This consists mainly of brokerage transaction fees receivable. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trend. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. No reserve was made at December 31, 2015.

5. DEPOSIT WITH CLEARING BROKER

The Company has $251,624 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations.

6. EMPLOYEE BENEFIT PLAN

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the Plan is borne by the employees, the Company has no obligation relating to the Plan.

7. COMMITMENTS AND CONTINGENCIES

ASC Section 460, "Guarantees", specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Parent is a party to a lease agreement for office space. Costs for this commitment are allocated to the Company based on usage.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company maintains its cash primarily with one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive

reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company.

On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses.

On January 1, 2011, the Company entered into an additional services and expense agreement (the "Reverse Agreement") which allows Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company.

The Parent paid and allocated expenses on behalf of the Company. The basis of the allocations are determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. Additionally, the Parent charged the Company licensing fees and service fees.

Under the terms of the Reverse Agreement, the Company paid expenses on behalf of the Parent and allocated expenses to the Parent. The basis of the allocation is determined in accordance with the Reverse Agreement and is based on time spent and space utilized by the Parent and the Company.

As of December 31, 2015 the balance due to the Parent was $775,063.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus a 10% mark-up for tax purposes as determined by a transfer pricing analysis that was conducted during the year. At December 31, 2015, the balance due to BIDS Canada was $651,159.

The Company had the following balances with its Broker/Dealer Owners, NYSE Euronext, Inc., Bloomberg, L.P., and their affiliates as of and for the year ended December 31, 2015:

Cash	$ 30,498,216
Accounts receivable	4,043,550
Other assets	286,632
Accounts payable	2,722

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had Net Capital of $24,518,076, which was $24,102,625 in excess of the amount required of $415,451. The ratio of aggregate indebtedness to net capital was .25 to 1.

The Company maintains a proprietary account with the clearing broker with a deposit for errors, accommodations and sundry expense purposes. The Company does not trade for its own account. This account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform

a computation of the proprietary account similar to the customer reserve computation set forth in Rule 15c3-3.

10. INCOME TAXES

At December 31, 2015, the Company had a UBT net operating loss carryover of approximately $2,232,000 which will be available for offset against future taxable income. The UBT net operating loss carryovers will begin to expire in the year 2030.

As of December 31, 2015, the Company has a deferred tax asset of approximately $202,000 comprised of approximately $89,000 related to its net operation loss carry forward and approximately $113,000 related to accrued compensation.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was available to be issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.

Schedule of Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") and Report of Independent Registered Public Accounting Firm

BIDS TRADING, L.P.

December 31, 2015

Grant Thornton

SEC
Mail Processing
Section
FEB 26 2016
Wasnington DC
404

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BIDS Trading, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by BIDS Trading, L.P. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 19, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*******264********************ALL FOR AADC 100
067376 FINRA DEC
BIDS TRADING LP
111 BROADWAY RM 1603
NEW YORK NY 10006-1929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kris Lee 212-618-2612

2. A. General Assessment (item 2e from page 2) $ 103,815
   B. Less payment made with SIPC-6 filed (exclude interest) (49,473)

      ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 54,342
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 54,342
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 54,342
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BIDS TRADING L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of Jan, 2016.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 42,275,529
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	749,350
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	749,350
2d. SIPC Net Operating Revenues	$ 41,526,180
2e. General Assessment @ .0025	$ 103,815

(to page 1, line 2.A.)